Exhibit 99.1

GERDAU S.A.

Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19

Registry (NIRE): 35300520696

NOTICE TO THE MARKET

Gerdau S.A. (B3: GGBR / NYSE: GGB) ("Company"), following up on the Notice to the Market released on May 03, 2024, informs its shareholders and the market in general that it decided to end the feasibility analysis of a new greenfield unit in Mexico, whose focus would be on the production of special steels (SBQ), mainly aiming to serve the automotive sector. This decision is the result of a strategic reassessment by Gerdau in the face of the current international scenario, marked by an increase in trade defense measures adopted by several countries, in addition to the growing uncertainties regarding the future dynamics of the global automotive chain.

The Company will continue to closely monitor market conditions and remains committed to pursuing opportunities in line with its long-term strategy.

São Paulo, April 29, 2025.

Rafael Dorneles Japur

Vice-President and Investor Relations Officer